Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

January 24, 2013

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Registration Statement on Form S-1

Filed November 15, 2012

File No. 333-184962

Form 10-K for Fiscal Year Ended

June 30, 2012

Filed September 28, 2012

File No. 333-150028

Dear Mr. Reynolds:

On behalf of Liberty Silver Corp., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated December 10, 2012.

Registration Statement Cover Page

1.

Please tell us how you determined that the registration fee had been previously paid. It appears the fees paid for your prior registration statements were for lesser amounts.

Response:

We have removed the disclosure that the registration fee had been previously paid.

Prospectus Cover Page

2.

We note your disclosure that you are an emerging growth company. Please tell us how you determined that you are an emerging growth company, given you appear to have sold common stock pursuant to an effective registration statement prior to December 8, 2011. Refer to section 101(d) of the Jumpstart Our Business Startups Act.

Response:

We have removed our disclosure stating that we are an emerging growth company.

Prospectus Summary, page 7

3.

We note your disclosure in the summary that you are engaged in the development of resource properties and your references to being in the development stage in your risk factor disclosure on page 9. Please revise your disclosure here and throughout your prospectus to reflect clearly that you are an exploration stage company and have not yet begun development stage activities.

Response:

We have revised our disclosures on page 8 and throughout the prospectus to reflect clearly that we are an exploration stage company and have not yet begun development stage activities.

4.

The term resource is not a term recognized by the United States Securities and Exchange Commission under Industry Guide 7 for US incorporated filers. Please revise to remove the use of this term throughout your filing. You may wish to consider a term such as mineralized material.

Response:

We have revised our disclosure throughout the prospectus to remove the use of the term “resource” and replace it with the term “mineralized material”, where appropriate.

Selling Stockholders, page 13

5.

Please tell us whether any of the selling stockholders who is not an individual is a broker dealer or an affiliate of a broker dealer.

Response:

To the best of the Company’s knowledge, none of the selling stockholders who is not an individual, is a broker dealer or an affiliate of a broker dealer.

Risk Factors, page 8

6.

Please address in your risk factor disclosure the risks relating to your Exploration Earn-In Agreement dated March 29, 2010 with Renaissance Gold Inc. being subject to the terms of the lease and sublease agreement between Renaissance and Newmont Mining USA Limited, including, for example, the risk that Newmont may exercise its joint venture rights under that agreement.

Response:

The Company has ascertained that the Earn-In Agreement to which it is a party was assigned by AuEx, Inc., to Renaissance Exploration, Inc., a Nevada corporation, which is a wholly-owned subsidiary of Renaissance Gold, Inc.  The Company had previously incorrectly disclosed that the Earn-In Agreement had been assigned to Renaissance Gold, Inc.   Accordingly, all references to Renaissance Gold, Inc., in the Registration Statement have been changed in Amendment No. 1 to refer to Renaissance Exploration, Inc.

We have included the following risk factor on page 9 of the prospectus:

Our rights to the Trinity Project are derived through an Exploration Earn-In Agreement with Renaissance Exploration Inc., which is subject to the terms of an underlying Minerals Lease and Sublease between Renaissance and Newmont Mining USA Limited, a Delaware corporation.  The Minerals Lease and Sublease provides Newmont Mining USA Limited with certain rights that, if exercised, would limit our interest in the Trinity Project.

Our rights to the Trinity Project are derived through an Exploration Earn-In Agreement with Renaissance Exploration Inc. (“Renaissance”).  Renaissance, in turn, derives its rights to the Trinity Project through a

Minerals Lease and Sublease dated July 29, 2005 (the “Lease”) with Newmont Mining USA Limited, a Delaware corporation (“Newmont”) which owns or leases the various unpatented mining claims and portions of private land comprising the Trinity Project. The Lease provides Newmont with certain rights that, if exercised, would limit our interest in the Trinity Project.    Specifically, the Lease gives Newmont the right to elect, in certain circumstances, to enter into a joint venture with Renaissance covering the Trinity Project and any other real property interests that Renaissance holds or acquires within the Trinity Project, or the right to elect to receive a royalty on all mineral production from such properties (See “PROPERTIES – Trinity Project Agreements”).  Should Newmont elect to exercise its right to participate in a joint venture with Renaissance, Newmont would own a majority interest in the joint venture and would be appointed as the manager of the joint venture.  In that event, our interest under the Exploration Earn-In Agreement would be reduced to a minority position (we would be entitled to 70% of the remaining interest of Renaissance in the project), and we would no longer have the authority to make management decisions regarding future exploration and development of the property.   In the event Newmont does not elect to exercise its right to participate in a joint venture with respect to the Trinity Project, it would continue to have the right to be paid a royalty of up to 5% of the net smelter returns generated from the properties comprising the Trinity Project.  In such event, Newmont’s right to receive a royalty would reduce the amount of revenue that we could derive from the Trinity Project.

Rights to mineral claims and leases involve uncertainties, page 10

7.

Please expand this risk factor to address the fact that many of the mining claims and land relating to the Trinity Project are held by third parties over whom you appear to have no control, or advise us how you have control over those claims and land.

Response:

We have revised and expanded the referenced risk factor on page 9 of the prospectus as follows:

Our ability to enforce our rights with respect to the Trinity Project may be adversely affected by the fact that rights to mineral claims and leases often involve uncertainties, and by the fact that most of the properties comprising the Trinity Project are held by third parties over which we have no direct control.

Rights to surface and subsurface mining properties often involve inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mining properties.  These types of inherent risks and ambiguities may adversely affect our rights and claims in the properties comprising the Trinity Project.  Our rights and claims in such properties may also be adversely affected by the fact that we do not have a direct ownership interest in most of the properties comprising the Trinity Project.   Such properties, which consist of a combination of unpatented mining claims, leased properties, and land owned in fee title, are held by third parties over which we have no direct control.   Although we believe we have valid rights and claims in the properties comprising the Trinity Project through contractual agreements, and although we have taken what we believe to be the remaining reasonable steps to verify and protect our rights and claims in accordance with industry standards for the current stage of exploration of such properties, there is no assurance that the validity of our claims will not be challenged.  Our rights and claims in the properties comprising the Trinity Project could be subject to previously undetected defects such as unregistered prior agreements or transfers, or third parties, over which we have no direct control, could assert claims or take actions which adversely affect our ability to operate and enforce our rights with respect to the Trinity Project.

8.

Please clarify later in the prospectus the steps you have taken to verify and protect your claims and interests in the Trinity Project.

Response:

We have included the following information on page 22 of the prospectus to clarify the steps we have taken to verify and protect our claims and interests in the Trinity Project:

To protect and verify our claims and interests in the Trinity Project, we have completed examinations of legal title to the property making up the Trinity Project which we have deemed satisfactory.  In addition, a Memorandum of Exploration Earn-In Agreement has been recorded in the Office of the Recorder of Pershing County, Nevada.

Risks Related to the Common Stock, page 11

9.

We note the fluctuations in your stock price over the past twelve months. Please expand your risk factor disclosure to address the potential volatility of the price of your common stock.

Response:

We have included the following risk factor on page 11 of the prospectus:

The price of shares of our common stock has been subject to substantial fluctuation in the past and may continue to be volatile in the future.

The market price of our shares of common stock has been subject to substantial fluctuation in the past, and may continue to be volatile in the future in response to various potential factors, many of which will be beyond the Company’s control.  Factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in our quarterly operating results;

●	large purchases or sales of shares of our common stock;

●	additions or departures of key personnel;

●	investor perception of our company’s business prospects;

●	conditions or trends in other industry related companies;

●	changes in the market valuations of publicly traded companies in general and other industry-related companies; and

●	world-wide political, economic and financial conditions.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock.

10.

Please explain the statement that your securities have been “approved” for trading on the Grey Market, or revise. Please add a separate risk factor to briefly explain the Grey Market and disclose the material risk to investors.

Response:

We have revised our disclosure to remove the statement that our securities are “approved” for trading on the Grey Market and have included the following Risk Factor regarding the Grey Market:

Our common stock is not currently listed, traded or quoted on any U.S. stock exchange or the OTC Markets, which could make it difficult for investors to liquidate an investment in our common stock in a timely manner.

Our common stock was removed from trading on the OTCBB in October, 2012, and is not currently listed, traded or quoted on any U.S. stock exchange, the OTC Markets or any other over-the-counter market in the U.S.  From time to time, we believe that our common stock is bought and sold in the U.S. by appointment, which is then reported by the “Grey Market” tier of the OTC Markets. Accordingly, there is currently no established U.S. public trading market for our common stock.  Furthermore, there is currently no bid and ask information or other pre-trade data available for our common stock from the “Grey Market” tier of the OTC Markets. Since grey market securities are not traded or quoted on an exchange or interdealer quotation system, investor’s bids and offers are not collected in a central spot so market transparency is diminished and best execution of orders is difficult.  Although our shares currently trade outside the U.S. on the Toronto Stock Exchange, an active U.S. trading market for our common stock may never develop. As a result, investors may not be able to liquidate their investment in our common stock in a timely manner, thereby increasing the market risk of our stockholders and making it more difficult for investors to obtain accurate quotations regarding our common stock or our market value.

Plan of Distribution, page 15

11.

Please address, in this section, the requirements of the penny stock rules under the Securities Exchange Act 1934 in connection with the distribution of your securities.

Response:

We have included the following disclosure under the section: Plan of Distribution:

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

Description of Business, page 18

Government Regulation and Approval, page 19

12.

Please expand your disclosure in this section to provide a clear description of the effect of material government regulations on your exploration and development activities including material Bureau of Land Management and Nevada Division of Minerals requirements.

Response:

We have expanded our disclosure on page 20 of the prospectus to include the following information:

All of the Company's drilling operations to date have been on private land and, as a result, have not been subject to U.S. Bureau of Land Management jurisdiction.  On private land in Nevada, the Company's activities are regulated by The Nevada Division of Environmental Protection and the Nevada Bureau of Mining Regulation and Reclamation (“NBMRR”) and no permit is needed as long as the disturbance created is less than five acres. Our total disturbance to date has been less than four acres, much of which has already been reclaimed, and as a result, we have not yet applied for a

NBMRR permit.  However, as a matter of courtesy, we have provided written correspondence to NBMRR to advise them of our activities.

Properties, page 20

Trinity Project, page 20

13.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Response:

We have expanded our disclosure on page 20 of the prospectus to include the following information:

There is no infrastructure on the property.  All buildings have been removed, all wells have been properly abandoned and there is no equipment on site. The mine site has been totally reclaimed to the satisfaction of the State of Nevada. The need for power and water would be defined by a feasibility study and mine plan both of which are premature at this point in time.

14.

Please disclose the specific annual payments required to maintain your BLM claims in good standing and the responsible party for making such payments.

Response:

We have expanded our disclosure on page 22 of the prospectus to include the following information:

Each claim filed with the BLM has an associated maintenance fee of $140 per year for each assessment year (which runs from September 1 through August 31). This fee must be paid by midnight on August 31 of each year to maintain the claim's validity for the succeeding assessment year.  The fees for the claims comprising the Trinity Project are paid by Renaissance in accordance with the Lease they hold with Newmont. The Company reimburses Renaissance for this expenditure. All of the fees have been paid to the BLM for the 2012-2013 assessment year and all filings are current. We have 253 claims which, based upon current maintenance fees, costs $35,420 per assessment year to maintain.

15.

Please expand your disclosure to include the specifics of your future exploration work including the phases or stages of the exploration work, the specific work that will be performed, and the costs associated with this work.

Response:

Past exploration activities consisted of a magnetotelluric survey that was completed in August of 2010, a gravity survey that was completed in March of 2012, an induced polarization survey that was completed in May of 2012 and a drill program that was started in January of 2012 and completed in April of 2012, consisting of 20 reverse circulation holes comprising 22,565 ft of drill hole.

It is anticipated that additional exploration work will be needed during 2013, although specific plans for this additional work have not yet been finalized.  It is currently anticipated that the additional exploration work to be completed will include additional drilling to upgrade our level of confidence in the mineralization and to expand the mineralized area, as well as drilling to collect metallurgical samples. The estimated budget for this additional drilling is approximately $1,500,000.   Metallurgical testing, which is budgeted to cost approximately $300,000, is expected to be undertaken for the purpose of defining the estimated silver recovery of the mineralized rock. Engineering design work, budgeted at approximately $500,000, is expected to be undertaken for the purpose of studying the

feasibility of developing a mine, and as soon as design work is completed, permitting will need to start.   The budget for permitting work is expected to be approximately $100,000.  No further geophysical work is currently planned.

Trinity Project Agreements, page 24

16.

Please disclose the legal basis for your belief that the terms of the Exploration Earn-In Agreement are enforceable by you against Renaissance Gold Inc., given it appears that Renaissance is not a party to that agreement and it appears you are not a party to any assignment of that agreement to Renaissance.

Response:

The legal basis for our belief that the Exploration Earn-In Agreement is enforceable by us against Renaissance Exploration Inc. is set forth below.  We have included the disclosure below on page 19 of the prospectus.

As part of a restructuring transaction by AuEx Ventures, Inc., another Nevada company Renaissance Exploration Inc. (“Renaissance”) was spun out, and on July 1, 2010, pursuant to a letter agreement by and between AuEx, Inc., Renaissance Exploration, Inc., and Liberty Silver Corp., AuEx, Inc. assigned all of its rights in the Exploration Earn-In Agreement to Renaissance, which currently holds a 100% leasehold interest in the Trinity Project pursuant to the Minerals Lease and Sublease.  Pursuant to the letter agreement, all parties consented to the assignment, and as a result, the Company’s rights in the Trinity Project under the Earn-In Agreement are enforceable against Renaissance Exploration, Inc., and are derived from and based upon the rights of Renaissance under the Minerals Lease and Sublease; a copy of the Letter Agreement is attached hereto as Exhibit 10.18.  Additionally, a Memorandum of Exploration Earn-In has been recorded in the Office of the Recorder of Pershing County, Nevada, a copy of which is attached hereto as Exhibit 10.17.

Lease and Sublease Agreement, page 24

17.

Please clarify whether Renaissance has complied with the terms of the Lease and Sublease agreement to date including the expenditure of $2,000,000 on or before the seventh anniversary of the lease.

Response:

We have expanded our disclosure on page 25 of the prospectus to include the following information:

To the best of our knowledge, Renaissance has complied with, and is current in, all of its requirements under the Lease.

Ownership Interest – Earn-In Agreement, page 25

18.

Please provide a complete description of the material terms of the Exploration Earn-In Agreement, not just a summary of some of the material terms as you state in the first paragraph.

Response:

We believe that the disclosure set forth on page 25 contains all of the material terms of the Earn-In Agreement.  Accordingly, we have removed the phrase “some of” from the disclosure in the introductory paragraph regarding the material terms of the Earn-In Agreement.

19.

We note your disclosure at page 25 relating to your Earn-In Agreement with AuEx, Inc. indicating that you must expend a minimum of $5,000,000 in exploration expenditures with stipulated minimum expenditure amounts to be incurred each year in order to obtain a 70% interest in the Trinity Project. Your disclosures also state that should you not meet the minimum expenditure requirements in any given year, you are obligated to pay the amount of any deficiency to Renaissance Gold Inc. Please address the following points:

●	Tell us whether you have met these minimum expenditure requirements;

●

Expand your management’s discussion of analysis to quantify the shortfall or excess amounts that you have incurred for each year and discuss your expectations of your ability to meet these thresholds going forward; and

●	Clarify whether you have accrued or paid Renaissance for any deficiencies in reaching these thresholds.

Response:

We have expanded our disclosure on page 26 of the prospectus to include the following information:

In the event the Company does not meet its minimum expenditure obligation in any year, it is obligated under the terms of the Earn-In Agreement to pay the amount of any deficiency to Renaissance Exploration, Inc.  During each of the first two years, the Company has exceeded its minimum expenditure obligation and not been obligated to pay any amounts to Renaissance. The Company had an excess of approximately $133,000 in expenditures over the minimum requirement in the first year, and an excess of approximately $162,000 in expenditures over the minimum requirement in the second year. The Company currently anticipates that it will satisfy its entire $5,000,000 expenditure commitment by the end of the third year and as a result, believes it will not be obligated to pay any deficiency amounts to Renaissance for the third year or any future years.

Joint Venture, page 25

20.

Please clarify the effect of Newmont exercising its joint venture rights under the Lease and Sublease agreement on your joint venture rights under the Exploration Earn-In Agreement described in this section.

Response:

We have revised our disclosure in this section to include the following:

Should Newmont elect to exercise its right under the Lease to participate in a joint venture with Renaissance,  Newmont will serve as the manager of the joint venture and will own a 51% interest in the joint venture, with an option to acquire an additional 14% for additional payments to Renaissance (for a total participating interest of 65%).  Pursuant to the Earn-In Agreement, we would be entitled to 70% of Renaissance’s ownership interest in the Trinity Project.  Accordingly, if Newmont exercised all of its joint venture options under the Lease, we would own a 24.5% interest in the Trinity Project, representing 70% of the 35% interest held by Renaissance.

Plan of Operation & Work Completed by the Company, page 28

21.

Please disclose your estimate of the amount spent during each of the last two fiscal years on exploration activities.

Response:

The disclosure in this section has been revised to include the following:

We estimate that during our fiscal year ending June 30, 2011, we incurred approximately $554,145 in exploration expenses, and that during our fiscal year ending June 30, 2012, we incurred approximately $1,667,497 in exploration expenses.   These amounts include both direct exploration costs as well as various indirect costs related to exploration which, under the terms of the Earn-In Agreement, are included in the calculations for purposes of determining whether we have met our minimum annual expenditure commitment.

22.

Please clarify when you undertook each of the exploration activities disclosed in this section and the drilling activities described in the third paragraph on page 28.

Response:

We have revised our disclosure to include the following information:

The Magnetotelluric Survey was initiated in June of 2010 and completed in August of 2010. The Gravity survey was initiated in February of 2012 completed in March of 2012. The Induced Polarization Survey was initiated in April of 2012 completed in May of 2012. The drill program was started in January of 2012 and completed in April of 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 32

23.

We note that your discussions of changes in expenses for both the year ended June 30, 2012 versus the year ended June 30, 2011, and the three month period ended September 30, 2012 versus the three month period ended September 30, 2011, do not describe or quantify the specific drivers underlying the fluctuations between periods necessary to provide an understanding of the reasons for material increases. The analysis is limited to a statement indicating that the increase in expenses was generally attributable to “the Company’s effort to finance explore and develop the Trinity Silver property.”

In order to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, please expand your discussion to include the specific reasons and factors contributing to these material changes in expenses. For example, your discussion of changes in exploration expenses should explain increased exploration activities and describe the nature of the activities that were undertaken in the comparative periods.

Response:

In response to comment 23, we have revised our disclosures as follows:

Results of Operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operation and financial condition for the fiscal year ended June 30, 2012 as compared to the fiscal year ended June 30, 2011.  Unless otherwise stated, all figures herein are expressed in U.S. dollars.

Comparison of the fiscal years ended June 30, 2012 and 2011

Revenue

During the fiscal years ended June 30, 2012 and June 30, 2011, the Company generated no revenue.

Expenses

During the fiscal year ended June 30, 2012, the Company reported total operating expenses of $5,681,977 as compared to $1,463,758 during the fiscal year ended June 30, 2011, an increase of $4,218,219 or approximately 288%.   The increase in operating expenses is primarily due to increases in financing cost associated with valuation of warrants, exploration expense, operation and administration expense and legal and accounting expense.  The increases in these expenses were partially offset by a decrease of $166,234 in consulting expense.

During the 2012 fiscal year, the Company completed equity financings in which 9,727,500 warrants were issued, which resulted in an increase of $1,786,160 in the amortized financing costs associated with the issuance of warrants in 2012, compared to 300,000 warrants issued during the 2011 fiscal year, which resulted in a full charge of $40,000 for financing costs associated with the issuance of warrants.

Exploration expense increased by $1,146,650 during the 2012 fiscal year compared to the 2011 fiscal year.  As a result of completing equity financings in excess of $5,000,000 during fiscal 2012, the Company had the financial resources to execute a more extensive exploration program in fiscal 2012, as compared to fiscal 2011, when the financial resources were limited, resulting in less resources being allocated to exploration.

Operation and administration expense increased by $1,375,841 during fiscal 2012 compared to the 2011 fiscal year.  The primary reasons for the net increase in operation and administration expense were as follows.  During fiscal 2012, the Company had its shares listed on the Toronto Stock Exchange under the trading symbol “LSL”, and there were extensive costs associated with that process; the Company established it’s corporate head office in Toronto, Canada; the management team and support staff were expanded to enable the execution of the Company’s business plan; and the cost associated with the issuance of stock options increased in fiscal 2012, compared to fiscal 2011.

Legal and accounting expense increased by $75,802 during the 2012 fiscal year, as compared to the 2011 fiscal year.  During fiscal 2012, the increase in corporate activity, which included the listing on the Toronto Stock Exchange, equity financings, due diligence activities, etc., resulted in the increase in professional fees.

The increase in the foregoing expenses was partially offset by the decrease in consulting expense, which was due to certain consultants being employed by the Company during fiscal 2012 and ceasing to be consultants.

Net Loss and Comprehensive Loss

The Company had a net loss and comprehensive loss of $5,689,256 for the fiscal year ended June 30, 2012, as compared to a net loss and comprehensive loss of $1,464,253 for the fiscal year ended June 30, 2011, a change of $4,225,003 or approximately 289%.  The change in net loss and comprehensive loss was primarily due to an increase in operating expenses, which was minimally increased by the loss from foreign exchange during the fiscal year ended June 30, 2012.

Comparison of the fiscal periods ended September 30, 2012 and 2011

Revenue

During the three-month periods ended September 30, 2012 and 2011, the Company generated no revenue.

Expenses

During the three month period ended September 30, 2012, the Company reported total operating expenses of $1,639,870 compared to $699,572 during the three month period ended September 30, 2011, an increase of $940,298, or approximately 134%.   The increase in operating expenses is primarily due to increases in financing cost associated with valuation of warrants, operation and administration expense, and exploration expense.  The increase in these expenses was partially offset by a decrease in consulting expense and legal and accounting expense.

As at September 30, 2012, the Company had 9,727,500 warrants outstanding, in relation to which the Company reported financing costs associated with the valuation of warrants of $781,968, as compared to 2,233,334 warrants outstanding as at September 30, 2011 when the Company reported $77,291 in financing costs associated with the valuation of warrants.

Operation and administration expense increased by $365,496 to $579,350 during the period ended September 30, 2012, as compared to an expense of $213,854 reported during the period ended September 30, 2011.  The net increase was primarily due to: corporate development costs incurred in connection with the Company’s bid to acquire a junior exploration company based in Canada; costs incurred in connection with the Company’s listing on the Toronto Stock Exchange under the trading symbol “LSL”; an increase in the Company’s investor relations expense; the expansion of the Company’s management team and support staff to enable the execution of the Company’s business plan; certain members of management ceasing to be consultants to the Company and becoming employees of the Company; and the costs associated with the Company’s corporate head office established in Toronto, Canada.

Exploration expense increased by $188,755 to $198,401 during the period ended September 30, 2012, as compared to an expense of $9,646 reported during the period ended September 30, 2011.  During the period ended September 30, 2011, the Company had not secured enough equity financing to commence a meaningful exploration program, as compared to the period ended September 30, 2012, when the Company was in the midst of an extensive exploration program that was commenced in January of 2012, after completing equity financings in excess of $5,000,000.

The increase in the foregoing expenses was partially offset by a decrease in consulting expense and legal and accounting expense.

Consulting expense decreased by $196,217 to $2,916 during the period ended September 30, 2012, as compared to an expense of $199,133 reported during the period ended September 30, 2011.  During the period ended September 30, 2012, certain individuals were now employees of the Company, whereas during the period ended September 30, 2011, those individuals served as consultants to the Company.

Legal and accounting expense decreased by $122,413 to $77,235 during the period ended September 30, 2012, as compared to an expense of $199,648 reported during the period ended September 30, 2011.  During the period ended September 30, 2011, the Company incurred increased legal fees, primarily in connection with the Company’s subsequent listing of its shares on the Toronto Stock Exchange under the trading symbol “LSL”.

Net Loss and Comprehensive Loss

The Company had a net loss and comprehensive loss of $1,630,584 for the three months ended September 30, 2012, compared to a net loss and comprehensive loss of $727,228, for the three months ended September 30, 2011, a change of $903,356 or approximately 124%.  The change in net loss and comprehensive loss was primarily due to an increase in operating expenses as described above, partially offset by the gain from foreign exchange translations during the current period, versus a loss from foreign exchange translations during the comparative period.

Liquidity and Capital Resources, page 33

24.

Given your financial condition, please provide an expanded discussion of your plans to secure additional financing. Your disclosure should address the amounts or ranges of the different types of financing you are seeking and the terms of such financing in addition to the current status of negotiations regarding such financing. Please discuss the impact of such financing on your cash position and liquidity. Refer to section IV.B.2 of Securities Act

Release 33-8350 for guidance. Also, please address the dilution risk relating to such financing in your risk factor disclosure.

Response:

In response to comment 24, we have revised our disclosures as follows:

Liquidity and Capital Resources

Management currently believes that the Company may not have sufficient working capital needed to meet its current fiscal obligations.  In order to continue to meet its fiscal obligations beyond the next nine to twelve months, management has plans to pursue various financing alternatives including, but not limited to, merger and acquisition activity, raising capital through the equity markets and debt financing.

In order to acquire a 70% interest in the Trinity Project, the Company is required to incur $5,000,000 in exploration expenditures over a six-year period from March 29, 2010, the date of the Earn-In Agreement, to March 29, 2016.  In addition, by the end of March 29, 2017, the Company is required to produce a bankable feasibility study.  The Company believes that it will have satisfied the $5,000,000 exploration expenditure commitment prior to March 29, 2013, the third year of the Earn-In Agreement.  The Company is currently planning to raise approximately $5,000,000 to fund additional work to complete the bankable feasibility study and to fund ongoing working capital.  The additional work will consist of engineering and metallurgical testing, confirmation drilling, and an update of the National Instrument 43-101 compliant resource estimate.

The primary source for capital for the Company is the equity markets.  Management plans to continue its canvassing efforts of investors and financial institutions to invest capital in the Company through private placement offerings of common shares or units consisting of common shares and warrants.  The terms and pricing of any such financing would be determined in the context of the markets.  The Company has not entered into an agency agreement or arrangement with any financial institution to raise capital at this time.

Should the Company not be successful at raising capital through the issuance of capital stock, the Company may consider raising capital by the issuance of debt.  However, unless the appropriate features, such as convertible options, are attached to the debt instruments, this form of financing is less desirable until such time as the Company may be in a position to reasonably foresee the generation of cash flow to service and repay debt.  The Company does not currently have plans to issue debt.

Further, on an ongoing basis, management will review potential merger or acquisition targets to determine if certain synergies exist for the Company and if the potential target would strengthen the Company’s financial position.  Management does not currently have any merger or acquisition target identified.

In the event that the Company raises some funds, but, due to difficult capital market conditions or other factors, is not successful at raising all funds needed to complete the bankable feasibility study and fund ongoing working capital, management plans to reduce overhead and maintain the Trinity Project under a care and maintenance program, until such time as the capital markets improve for junior exploration companies.  Management believes that this option is available to it, without jeopardizing its interest in the Trinity Project, due to the accelerated pace at which it has incurred exploration expenditures in relation to the timeline for the minimum expenditure commitment prescribed in the Earn-In Agreement.

On November 10, 2011, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Look Back Investments, Inc. (“Investor”), pursuant to which the Investor acquired Subscription Receipts (“Subscription Receipts”) for U.S. $0.50 per Subscription Receipt for gross proceeds of U.S. $3,250,000; the gross proceeds of U.S. $3,250,000 (the “Escrow Proceeds”) were held in escrow pursuant to the terms of the Subscription Receipt. Each Subscription Receipt entitled the Investor to receive one unit (a "Unit") from the Company without payment of any additional consideration upon conditional approval by the Toronto Stock Exchange for the listing of the common shares of the Company. Each Unit consists of one share of common stock of the Company and one common stock purchase warrant (a “Warrant”); each Warrant is exercisable at a price of US $0.65 per share at any time until 5:00 p.m. (Toronto time) on December 31, 2013. On December 19, 2011, each Subscription Receipt was automatically converted for no additional consideration, into one Unit of the Company as a result of the Company’s receipt of notice that its common stock was accepted for trading on the Toronto Stock Exchange under the trading symbol, “LSL”, effective as of December 22, 2011. On December 19, 2011, the Escrow Proceeds were delivered to the Company from the escrow agent. As a result of the foregoing private placement transaction, the Company currently has the necessary working capital needed to meet its current budget.

Additionally, on December 19, 2011, the Company completed a private placement offering, pursuant to which the Company raised a total of US $1,313,750 through the sale of 2,627,500 Units at a purchase price of US $0.50 per Unit; there were no underwriting discounts or commissions paid. Each Unit consisted of one share of common stock of the Company and one common stock purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one share of common stock at a price of US $0.65 for a period of two years following the date of the closing of the financing.

Effective September 28, 2012, the Company issued 100,000 common shares upon the exercise of 100,000 whole warrants for gross proceeds of CDN$ 75,000.

Effective October 3, 2012, the Company issued 300,000 common shares upon the exercise of 300,000 whole warrants for gross proceeds of CDN$ 225,000.

As at the date of this registration statement, there are 9,627,500 warrants outstanding, which may be exercised at various exercise prices, for gross proceeds of $6,247,875.

Current Assets and Total Assets

As of September 30, 2012, the unaudited balance sheet reflects that the Company had: i) total current assets of $1,152,040, as compared to total current assets of $1,796,779 at June 30, 2012, a decrease of $644,739, or approximately 36%; and ii) total assets of $1,309,940, as compared to total assets of $1,956,416 at June 30, 2012, a decrease of $646,476, or approximately 33%.  The decrease in assets was primarily due to cash used in operating activities, partially offset by a net increase in other working capital items.

Total Current Liabilities and Total Liabilities

As of September 30, 2012, the unaudited balance sheet reflects that the Company had total current liabilities and total liabilities of $157,714, compared to total current liabilities and total liabilities of $167,948 at June 30, 2012, a decrease of $10,234 or approximately 6%.  The net decrease in liabilities was due to a decrease in accounts payable, partially offset by an increase in accrued liabilities.  The current liabilities of the Company are expected to be settled in the regular course of business.

Cash Flow, page 34

25.

We note you have provided disclosures under this heading which explain the changes between your cash flows for your interim periods ended September 30, 2012 and 2011. Please add a discussion which compares the activity of your cash flows for the fiscal years ended June 30, 2012 and 2011.

Response:

In response to comment 23, we have revised our disclosures as follows:

Cash Flow – for the fiscal years ended June 30, 2012 and 2011

During the fiscal year ended June 30, 2012 cash was primarily used to fund operations. The Company reported a net increase in cash used in operating activities during the fiscal year ended June 30, 2012 as compared to June 30, 2011.  See below for additional discussion and analysis of cash flow.

	For the years ended June 30,
	2012	2011
	$	$
Net cash provided by (used in) operating activities	(3,305,094)	(785,254)
Net cash used in investing activities	(66,340)	(72,511)
Net cash provided by financing activities	5,049,625	150,000
Net Change in Cash	1,678,191	(707,765)

During the year ended June 30, 2012, net cash used in operating activities was $3,305,094, compared to net cash used in operating activities of $785,254 during the year ended June 30, 2011.  The increase in net cash used in operating activities is primarily due to an increase in: exploration expense; operation and administration expense; and, legal and accounting expense.  The increase in these expenses was partially offset by a small decrease in consulting expense.

During the year ended June 30, 2012, net cash used in investing activities was $66,340, comprised of $34,732 paid for the purchase of furniture and equipment and $31,608 paid to acquire mining interests.  During the year ended June 30, 2011, net cash used in investing activities was $72,511, all of which was paid to acquire mining interests.

During the year ended June 30, 2012, net cash provided by financing activities was $5,049,625.  The net amount was comprised of $5,252,388 from the proceeds of the issuance of common stock, and partially offset by $202,763 of costs associated with the issuance of the common stock.  During the year ended June 30, 2011, net cash provided by financing activities was $150,000, which represented proceeds from related party notes.

Cash Flow – for the interim periods ended September 30, 2012 and 2011

During the three months ended September 30, 2012 cash was primarily used to fund operations. The Company reported a net decrease in cash during the three months ended September 30, 2012 as compared to a net increase in cash for the three months ended September 30, 2011.  See below for additional discussion and analysis of cash flow.

	For the three months ended September 30,
	2012	2011

Net cash used in operating activities	$ (893,042)	$ (491,366)
Net cash used in investing activities	-	(29,765)
Net cash from financing activities	72,692	688,639

Net Change in Cash	$ (820,350)	$ 167,508

During the three months ended September 30, 2012, net cash used in operating activities was $893,042, compared to net cash used in operating activities of $491,366 during the three months ended September 30, 2011.  The increase in net cash used in operating activities of $401,676 is primarily due to: a comprehensive loss of $1,630,584 during the current period versus a comprehensive loss of $727,228 in the comparative period; net changes in working capital items of $185,845 during the current period versus net changes in working capital items of $41,480 during the comparative period; partially offset by non-cash items of $923,387 during the current period versus non-cash items of $277,342 during the comparative period.

During the three months ended September 30, 2012, the Company did not use any cash for investing activities, as compared to $29,765 used in investing activities during the comparative period when the Company invested in furniture and office equipment.

During the three months ended September 30, 2012, net cash from financing activities was $72,692, compared to net cash from financing activities of $688,639 during the three months ended September 30, 2011.  During the current period, the Company issued 100,000 common shares upon the exercise of 100,000 whole warrants at an exercise price of CDN $0.75 per common share, for gross proceeds of CDN $75,000.  The warrants were originally issued pursuant to a private placement offering of 200,000 Units on July 27, 2011.  The Units were comprised of one common share and one half of one common share purchase warrant.  During the comparative period, the Company issued a combined 1,200,000 Units, consisting of one common share and one half of one common share purchase warrant, at CDN $0.55 per Unit, for gross proceeds of CDN $660,000.  The CDN$ proceeds were translated to USD $688,639.

Directors and Executive Officers, page 35

26.

Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of regulation S-K.

Response:

We have revised the disclosure as follows regarding each of our current directors to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of them should serve as a director:

Geoff Browne: Mr. Browne’s over 30 years of experience in the financial services industry in Canada, the U.S. and London, England, including his time spent as Chief of Staff for CIBC World Markets led the board to conclude that Mr. Browne should serve as a director of the Company.

Timothy Unwin:  Mr. Unwin’s experience as managing partner at the New York Office of Blake, Cassels & Graydon LLP, where he oversaw the management of the law firm and worked as a corporate and securities lawyer led the board to conclude that Mr. Unwin should serve as a director of the Company.

Tom Hodgson:  Mr. Hodgon’s experience as a senior partner and chairman of Greenbrook Capital Partners Inc., a financial advisory firm led the board to conclude that Mr. Hodgson should serve as a director of the Company.

George Kent:  Mr. Kent’s experience as a Professional Engineer in geology and being engaged in worldwide exploration, mining, financing and education for decades, having spent eight years with Watts Griffis and McOuat Limited and significant periods of time employed with major and minor public companies led the board to conclude that Mr. Kent should serve as a director of the Company.

John Pulos:  Mr. Pulos’ experience being involved in the real estate market for the past 20 years with a focus on development, investment and obtaining land entitlements throughout the United States and

Canada as well as investing in many private and public companies led the board to conclude that Mr. Pulos should serve as a director of the Company.

Security Ownership of Certain Beneficial Owners and Management, page 42

27.

Please tell us why you have not included Robert Genovese in this section given that the warrants held indirectly by him appear to be currently exercisable.

Response:

We have revised our disclosure in this section to include disclosure regarding Look Back Investments Inc. as it relates to the warrant shares they own and to disclose Robert Genovese’s affiliation with Look Back Investments Inc.

Certain Relationships and Related Transactions, page 44

28.

Please identify the directors who were parties to the promissory notes described in this section.

Response:

We have revised our disclosure to identify the six directors who were parties to the promissory notes.

29.

Please tell us why you have not described the agreement regarding the consulting services provided by John Barrington referenced in the table on page 42 in this section.  File related party agreements as exhibits.

Response:

We have revised our disclosure to include the following information regarding the consulting services of John Barrington:

John Barrington previously served as a Director and currently serves as consultant of the Company.  Pursuant to a verbal arrangement with the Company, in consideration of his services as a consultant to the Company, Mr. Barrington is paid $10,000 per month.  Additionally, On April 19, 2011, the Board of Directors of the Company granted John Barrington, in his capacity as a consultant of the Company, non-qualified stock options to purchase up to a total of 500,000 shares Liberty Silver Corp. common stock at an exercise price of $.75 per share, all of which have vested.

30.

Please summarize the transactions with Mr. Genovese and his affiliates.

Response:

On November 10, 2011, the Company issued 6,500,000 subscription receipts (the “Subscription Receipts”) to Look Back Investments Inc. (“Investor”), a company controlled by, or under the direction of, Mr. R. Genovese, pursuant to a private placement at a price of US$ 0.50 per Subscription Receipt for gross proceeds of US $3,250,000; there were no underwriting discounts or commissions paid.  On December 19, 2011, each Subscription Receipt was automatically converted for no additional consideration, into one unit of the Company (a “Unit”) as a result of the Company’s receipt of notice that its common stock was accepted for trading on the Toronto Stock Exchange under the trading symbol, “LSL”, effective as of December 22, 2011.  Each Unit is comprised of one common share and one common share purchase one warrant (“Warrant”). Each Warrant is exercisable at a price of US $0.65 per share at any time until 5:00 p.m. (Toronto time) on December 31, 2013.

In conjunction with the issuance of Subscription Receipts, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the

Company agreed, following the conditional approval by the Toronto Stock Exchange, to file a registration statement on Form S-1 with the Securities and Exchange Commission which registers the common stock and common stock underlying the Warrants acquired by the investor for resale.  If the registration statement did not become effective on or before six months from the date of conditional approval by the Toronto Stock Exchange for the listing of the common stock of the Company, the Investor would receive an additional common share for each ten (10) common shares.  The Company chose not to file a registration statement and as a result, on May 31, 2012, the Company issued 650,000 common shares in satisfaction of this contractual obligation, the value for which of $416,000 was determined by the closing market price of $0.64 per share on the date of issuance.

The Company has not entered into any other transaction with Mr. Genovese or any company under the control or direction of Mr. Genovese.

Audited Financial Statements as of June 30, 2012 and June 30, 2011

Balance Sheets, page F-2

31.

Please revise the balance sheet and statement of stockholders’ equity (deficit) to present proceeds received from your equity issuances net of issuance costs directly attributable to the offerings.

Response:

We have revised the balance sheet and statement of stockholders’ equity (deficit) included in the registration statement to delete the separate Issue costs line item and to present proceeds received from equity issuances net of costs directly attributable the offerings on the line item Additional paid-in capital.

Statements of Operations, page F-3

32.

Please revise your annual and interim statements and present stock compensation in the same line or lines as cash compensation paid to employees and non-employees, as applicable. See SAB Topic 14.F.

Response:

We have revised both our annual and interim statements included in the registration statement to present stock compensation in the same line as Operation and administration, which is the line where cash compensation to employees and non-employees is currently being presented.

33.

We note the amounts you report as gain (loss) foreign exchange on your Statement of Operations. Please address the following points:

●	Identify your functional currency;

●	Describe the nature of the underlying transactions and whether they represent translation or transaction losses; and

●

Provide the accounting basis for your presentation. If you conclude these losses are attributable to foreign currency translations please tell us why you have not presented disclosures of your accumulated other comprehensive income and changes in the cumulative translation adjustment to comply with ASC 830-30-50-1. Alternatively if you determine it represents transaction losses, please explain why the losses are not included in your determination of net income as required by ASC 830-20-40-1.

Response:

Our functional currency is the US dollar.  Accordingly, we have revised Note 2(a) of our annual financial statements contained in the registration statement as follows:

●

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to exploration stage enterprises.  The financial statements are expressed in U.S. dollars, the functional currency.  The Company’s fiscal year end is June 30.

We have also revised the last sentence of Note 1 to our interim financial statements for the period ended September 30, 2012 and 2011, which are included in the registration statement, as follows:

●	The interim financial statements are presented in USD, which is the functional currency.

Please be advised that the underlying transactions represent transaction losses.  From time to time the Company will receive invoices from service providers stated in Canadian dollars.  In such circumstances, the Company will use US dollars to settle the Canadian dollar liabilities and any differences resulting from the exchange transaction are reported as gain or loss on foreign exchange.  Therefore, the gain or loss reported in our financial statements represents transaction gain or loss, and ASC 830-30-50-1 is not applicable.

In order to clarify the nature of our foreign currency transactions, we have added a new Note 2(n) to our annual financial statements contained in the registration statement, as follows:

●

n. Foreign currency transactions

The Company from time to time will receive invoices from service providers that are presenting their invoices using the Canadian dollar.  The Company will use its US dollars to settle the Canadian dollar liabilities and any differences resulting from the exchange transaction are reported as gain or loss on foreign exchange.

The annual and interim financial statements contained in the registration statement have been revised in order to include the gain or loss on foreign exchange in net income, as required by ASC 830-20-40-1.  The Company has presented Net loss and comprehensive loss on the same line, as both are equal.

Statement of Cash Flows, page F-6

34.

Please revise the reconciliation of your cash flows from operating activities to begin with net loss. See FASB ASC paragraphs 230-10-45-2 and 230-10-45-28.

Response:

We have revised the reconciliation of cash flows from operating activities to begin with Net loss and comprehensive loss, which are equal.

35.

Please include disclosure of your noncash investing and financing activities to comply with FASB ASC paragraphs 230-10-50-3 through 6.

Response:

We have revised our disclosure of noncash investing and financing activities contained in the registration statement to comply with FASB ASC paragraphs 230-10-50-3 through 6, by including such disclosures in the Supplement Disclosures section of the Statement of Cash Flows.

36.

We note you have included the payment of the $150,000 related party note in your statement of cash flows for the year ended June 30, 2012. However your disclosure of related party transactions at page 44 indicates the debt was settled in your common stock rather than in cash. Please tell us why you have included this amount in your statement of cash flows or revise to reflect financing transactions that were settled only in cash.

Response:

We have revised the statement of cash flows contained in the registration statement to be consistent with the related party transaction disclosure referenced in your comment, such that only cash transactions are reflected in cash flows from financing activities, and the change in related party payable is included in the changes in operating assets and liabilities section of cash flows from operating activities.

Indemnification of Directors and Officers

37.

Your disclosure in this section should state the general effect of your by-laws or other arrangements regarding indemnification and insurance of controlling persons, directors and officers and not merely be a verbatim repetition of sections of your bylaws. It is unclear, for example, whether your directors and officers are insured against liability. Please revise.

Response:

In response to this comment, we have deleted the separate disclosure under the heading Indemnification For Securities Act Liabilities in the body of the prospectus, and we have revised the disclosure in Part II, Item 14 to  state as follows:

Pursuant to the provisions of the Nevada Revised Statutes, a corporation incorporated under the laws of the State of Nevada, as we are, may generally indemnify its officers and directors, even in the absence of an agreement to do so, for expenses actually and reasonably incurred in connection with any action or proceeding:

(i)

if such officer or director (a) acted in good faith and in a manner in which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, (b) did not commit a breach of fiduciary duty of the type specified in Section 78.138 of the NRS, and (c) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; or

(ii)

with respect to an action by or in the right of the corporation, if such director or officer (a) acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and (b) did not commit a breach of fiduciary duty of the type specified in Section 78.138 of the NRS, except that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines upon application that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Any discretionary indemnification under the foregoing provisions of the Nevada Revised Statutes, must be authorized upon a determination that such indemnification is proper: (i) by the stockholders, (ii) by a majority of a quorum of disinterested directors, or (iii) by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Nevada Revised Statutes provide that a corporation incorporated under the laws of the State of Nevada, as we are, is required to indemnify directors and officers for any expenses, including attorneys’ fees, actually and reasonably incurred by any director or officer in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such director or officer because of his or her status as a director or officer, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding.

The NRS prohibits indemnification of a director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the NRS may permit a director or officer to apply to the court for approval of indemnification even if the director or officer is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The NRS further provides that a corporation may purchase and maintain insurance for directors and officers against liabilities incurred while acting in such capacities regardless of whether the corporation has the authority to indemnify such persons under the NRS.

Our Articles of Incorporation provide for elimination of any liability of our directors and officers to the fullest extent permitted by Nevada law, and our Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by Nevada law.  In addition, as permitted by Nevada law, we have purchased and currently maintain insurance for officers and directors against liabilities incurred while acting in such capacities, including liabilities as to which we are not permitted to provide indemnification.

The above-described provisions relating to the exclusion of liability and indemnification of directors and officers are sufficiently broad to permit the indemnification of such persons in certain circumstances against liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers and to persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Exhibits

38.

Please file complete exhibits. It appears, for example, that the Exploration Earn-In Agreement filed as Exhibit 10.2 is missing attachments. Further, please file executed agreements as exhibits, including an executed Exploration Earn-In Agreement.

Response:

In response to comment 38, we have reviewed our exhibits and filed complete exhibits.

39.

Please tell us why you have not included the employment agreements referenced on page 40 as exhibits to the registration statement.

Response:

The Employment Agreement between the Company and Geoff Browne was filed as an exhibit to the Registration Statement under item 10.3.  There are no other written employment agreements between the individuals identified on page 40; the terms are pursuant to verbal arrangements, accordingly, there are no other employment agreements to file as Exhibits.   We have revised our disclosure to clarify that there are no other written agreements.

40.

Please file the consent of Mine Development Associates.

Response:

We have filed the consent of Mine Development Associates.

Exhibit 5.1

41.

The legal opinion may not assume away the issues that are the subject of the opinion such as that there is sufficient authorized stock or that par value has been paid for the common stock, as counsel appears to do in the fifth paragraph. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance. Please provide a revised opinion accordingly.

Response:

We have filed a revised opinion.

Exhibit 23.1

42.

Please have the consent from your independent registered public accounting firm revised to acknowledge your reference the firm on page 46 as experts in accounting and auditing.

Response:

We have filed a revised consent.

Exhibit 99.1

43.

Please note that technical reports should not be filed with the United States Securities and Exchange Commission pursuant to paragraph (b)(7) of Industry Guide 7. Please remove the reference to your technical report from your list of exhibits.

Response:

We have removed the reference to our technical report from our list of exhibits.

Undertakings

44.

The final undertaking in this section appears to be missing language. Please provide the complete undertaking.

Response:

We have updated the Form S-1 to include the complete undertaking.

Signatures

45.

Please identify the capacity in which each officer signs. It is unclear, for example, whether your controller or principal accounting officer has signed.

Response:

We have revised the signatures to clearly identify the capacity in which each officer has signed.

Form 10-K for the fiscal year ended June 30, 2012, filed September 28, 2012.

General

46.

In future annual filings please confirm you will incorporate the additional property disclosure requested in your registration statement.

Response:

We confirm that we will incorporate the additional property disclosures requested in our registration statement in future annual filings.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.